May 23, 2013

VIA EDGAR

Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Yamana Gold Inc.

Form 40-F for Fiscal Year Ended December 31, 2012

Filed March 30, 2012

File No. 001-31880

Dear Ms. Jenkins:

On behalf of our client, Yamana Gold Inc. (the “Company”), we hereby acknowledge receipt of the comment letter dated May 9, 2013 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission concerning the above captioned Form 40-F (the “Form 40-F”).

On behalf of the Company, we submit this letter in response to the Comment Letter based on information and instructions received from officers of the Company.  For ease of reference, we have reproduced the text of the Staff’s comments in bold-face type below, followed by the Company’s responses.

Form 40-F for Fiscal Year Ended December 31, 2012

Exhibit 99.1 — Annual Information Form for the Fiscal Year Ended December 31, 2012

Material Mineral Properties — Chapada Mine, page 27

1.              Please forward to our engineer, as supplemental information and not as part of your filing, your December 2011 Suruca feasibility study, 2012 Corpo Sul pre-feasibility study, and Jeronimo pre-feasibility study. Please provide this information on a CD, formatted as Adobe PDF files. Please also provide the name and phone number for a technical person whom our engineer may call if he has technical questions about your reserves. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation 12B. If you have questions concerning the above request, please contact John Coleman, Mining Engineer at (202) 551-3610.

Response:  The December 2011 Suruca feasibility study, 2012 Corpo Sul pre-feasibility study and Jeronimo pre-feasibility study (57% of the project owned by the Company and 43% by Codelco in Chile) will be provided, supplementally, to Mr. Coleman.  Evandro Cintra, Senior Vice President, Technical Services of the Company and Darcy Marud, Senior Vice President, Exploration of the Company are available to discuss any questions Mr. Coleman may have with respect to such information. To arrange a conference call with Messrs. Cintra and Marud, please contact Sofia Tsakos, Senior Vice President, General Counsel & Corporate Secretary of the Company at stsakos@yamana.com or 416.945.7364.

As provided in Rule 12b-4 of Regulation 12B, the Company requests that the information be considered confidential and be returned to the Company.

Current Exploration and Development, page 35

2.              Please tell us if your Corpo Sul mineral reserves are included in your mineral reserve table on page 23 of your disclosure and, if so, include the metal prices and cut-off grades in future filings.

Response:  The mineral reserves and mineral resources of Corpo Sul are included within Chapada because Corpo Sul is an exploration project/component within Chapada.  In future filings, the Company will clarify that Corpo Sul’s mineral reserves and mineral resources as well as the metal prices and cut-off grades are all included within Chapada.

3.

Exhibit 99.2 — Management’s Discussion and Analysis of Results of Operations and Financial Condition

Non-GAAP Measures — Cash Costs, page 50

4.              We note you compute Gold Equivalent Ounces by converting silver production to its gold equivalent using relative gold/silver metal prices at an assumed ratio. Please expand your future filings to disclose the conversion ratio used in your computation. Please also tell us the ratio you used in your recent computations.

Response:  The gold equivalent of silver price ratio used in computing the Gold Equivalent Ounces (“GEO”) was 50 to 1, which has been in effect for the Company’s GEO computation since January 1, 2011 and reviewed periodically.  The ratio is disclosed in all the relevant sections throughout the Management’s Discussion and Analysis of Results of Operations and Financial Condition for the year ended December 31, 2012, but was not included in the section of Non-GAAP Measures — Cash Costs.

The Company will expand its future filings to disclose the gold equivalent of silver price ratio in the section of Non-GAAP Measures — Cash Costs, by way of a footnote to each of the relevant tables, as follows: “GEO assumes gold plus the gold equivalent of silver using a ratio of 50:1”.

Exhibit 99.3 — Consolidated Financial Statements for the years ended December 31, 2012 and 2011

Notes to the Consolidated Financial Statements, page 8

Note 3 — Significant Accounting Policies, page 9

(d) — Property, Plant and Equipment, page 10

i. Exploration, Evaluation Assets and Depletable Producing Properties, page 10

5.              We note your disclosure here that your exploration and evaluation assets are carried at acquired costs “until such time as the property enters the production stage… or the assets are determined to be impaired.” We also note in your response letter dated April 19, 2013 that you consider your “financial and technical ability and intention to develop the new project” when assessing technical feasibility and commercial viability. Paragraph 17 of IFRS 6 requires that exploration and evaluation assets be tested for impairment and reclassified once technical feasibility and commercial viability have been demonstrated. Both your current disclosure and your proposed disclosure contemplate additional criteria (i.e. either the beginning of production or the financial ability and intent to develop a project) which do not appear to be required to demonstrate technical feasibility and commercial viability. For example, in instances where you demonstrate reserves, but have not yet made an investment/development decision, it would appear that your feasibility study or preliminary feasibility study (as defined by CIM Definition Standards) underlying the reserve determination sufficiently demonstrates the technical feasibility and commercial viability, regardless of your ability and intent to develop the project. Please modify your policies and related disclosure in future filings to conform to paragraphs 5(b) and 17 of IFRS 6 and provide us with a sample of your proposed future disclosure, or tell us why you believe no modification is necessary. Please also tell us whether your consideration of the additional criteria had a material effect on your previously reported exploration and evaluation assets or your results of operations.

Response:  The determination of technical feasibility and commercial viability of a project is largely based on a feasibility study of the project in addition to the review of other factors that are specific to the enterprise which are not considered in a feasibility study.  A feasibility study represents a more in-depth step in continuation of a pre-feasibility study conducted at the initial evaluation stage of the project.  Although such studies may demonstrate mineral reserves, they are not in themselves sufficient to warrant both technical feasibility and commercial viability from the enterprise’s perspective, and therefore the reclassification of a project from exploration and evaluation (“E&E”).

The assessment of the feasibility study includes, among other things, the review of the technical aspects of the project including related risks and the use of techniques and approaches to mining and processing with which the Company may, or may not, have technical expertise.  In some cases, these other factors may indicate that additional evaluation is required before the Company can continue with development.  For example, even if a feasibility study suggests that a project contains mineral reserves and mineral resources based on assumptions at a given point in time or within a range of possible outcomes, a thorough review of such assumptions and the mining methods and other technical factors may still be required, as well as additional exploration and evaluation, such as construction of a decline into the known ore bodies, to further delineate grade or tonnage before such project can be considered technically feasible and commercially viable for reclassification from E&E.  Furthermore, prudent capital management dictates that only the most favorable properties will be developed at any given time, based on current assumptions and expectations of various economic as well as technical factors.  The Company would need to be comfortable that the required permitting would be forthcoming, an evaluation of the resources would be required and the availability of such resources would need to be analyzed and the Company would need to be satisfied with the resulting return on investment, in relation to the risk being assumed, presented in the feasibility study.  A feasibility study on its own does not consider the economic return of the project nor the Company’s capacity to fund or finance the project, which is a key factor in determining commercial viability to the enterprise.

Accordingly, a project may be subjected to further exploration and evaluation, despite a favorable feasibility study, before the Company elects to proceed with development at which time the project can be reclassified from E&E.  If the determination of technical feasibility and commercial viability, as prescribed under paragraphs 5(b) and 17 of IFRS 6, depended solely on a feasibility study, the tendency for mining companies would be to defer finalizing such feasibility studies until such time when all the enterprise-related facts and circumstances are available for a development decision.  Such practice or approach does not serve the best interests of the Company, its shareholders or the mining industry as a whole with respect to advancing the project pipeline.

Any situation in which the Company has completed a feasibility study but does not elect to proceed with development would suggest that further investigation as to assessing the asset for impairment may be warranted, as discussed further below.

As noted above, once the feasibility or preliminary feasibility study is completed by qualified persons, the Company will review of the study results and management will determine the course of future actions with respect to the project under consideration.

If the outcome of this review process is positive, the project will be reclassified as a development project and at such time IAS 16 Property, Plant & Equipment accounting will apply, in compliance with IFRS 6 Exploration for and Evaluation of Mineral Resources, paragraph 5(b).  It follows that the related E&E asset is carried at acquired cost through the development stage to the production stage when depletion of the capitalized exploration and evaluation costs and development costs commences.

Before reclassifying a project from the E&E asset category, IFRS 6, paragraph 17 requires that such asset is assessed for impairment. The outcome of such assessment may be negative as a result of the existence of certain facts and circumstances that indicate that the E&E asset requires further investigating, studying, drilling or improvements before becoming a development asset, or is impaired.  The Company’s ability and intention to complete a project, as discussed in the Company’s response letter dated April 19, 2013, are in reference to the facts and circumstances that may indicate the technical aspects of the project including related risks and the use of techniques and approaches to mining and processing with which the Company may, or may not, have technical expertise or other commercial viability factors, such as:

(a)         the period for which the Company has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;

(b)         substantive expenditure on further exploration for and evaluation of mineral resources in the specific areas is neither budgeted nor planned;

(c)          exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the Company has decided to discontinue such activities in the specific area; and

(d)         sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the E&E asset is unlikely to be recovered in full from successful development or by sale.

The criteria listed above are impairment indicators and are also indicators of the Company’s ability and intention to develop the project.  The Company considers a project as entering the development phase when the Company can demonstrate the technical feasibility of completing the project, as well as its intention and ability to complete the project, as guided by IFRS 6, paragraph 10, IASC’s Framework for the Preparation of Financial Statements and IAS 38 Intangible Assets.  These are criteria that the Company must contemplate in determining technical feasibility and commercial viability prior to the reclassification of the underlying E&E asset.

If, during impairment assessment, impairment indicators are detected, an asset impairment test would follow and the underlying E&E asset would be written down or written off accordingly, with impairment loss recognized through profit or loss.

The values assigned to the tangible E&E assets are carried at acquired costs until such time as the technical feasibility and commercial viability of extracting the mineral resource is demonstrated. The Company believes it has clarified its policy position in the proposed revised disclosure with respect to its accounting policy disclosure on E&E assets included in the Company’s response letter dated April 19, 2013, and respectfully submits that such disclosure is adequate.  This disclosure was provided in the Company’s condensed consolidated interim financial statements and notes for the three months ended March 31, 2013, included in the Company’s Form 6-K furnished to the Securities and Exchange Commission and April 30, 2013.

Thank you for your review of this response letter.  Please direct all questions or comments regarding this letter to me at 416-504-0525 or to my colleague Christian Kurtz at 416-504-0524.

Very truly yours,

/s/ Adam M. Givertz

Adam M. Givertz

cc:                                James Giugliano

Angela Halac

Securities and Exchange Commission

Charles Main

Sofia Tsakos

Yamana Gold Inc.

Christian Kurtz

Paul, Weiss, Rifkind, Wharton & Garrison LLP